CONSOLIDATED EDISON, INC.

                                 Combined Ratio
                                 Periods Ending
                             (Thousands of Dollars)



                                                 DECEMBER        DECEMBER     DECEMBER      DECEMBER     DECEMBER      SEPTEMBER
                                                   1997            1998         1999          2000         2001          2002
                                               --------------    ---------    ----------    ---------    ----------    ---------


Earnings
     Net Income for Common Stock                    $694,479     $712,742      $700,615     $582,835      $682,242     $527,715
     Preferred Dividends                              18,344       17,007        13,593       13,593        13,593        9,627
     State Income Tax                                      -            -             -       23,636       134,562       77,462
     Federal Income Tax                              357,100      318,980       838,213       92,464       332,142      113,504
     Federal Income Tax Deferred                      31,450       95,140      (428,008)     199,146       (16,938)     139,167
     Investment Tax Credits Deferred                  (8,830)      (8,710)      (37,380)      (8,078)       (7,135)      (4,231)
                                               --------------    ---------    ----------    ---------    ----------    ---------

            Total Earnings Before Income Tax       1,092,543     1,135,159    1,087,033      903,596     1,138,466      863,244

Fixed Charges*                                       353,689      345,513       357,178      431,217       457,554      333,507
                                               --------------    ---------    ----------    ---------    ----------    ---------
            Total Earnings Before Income Tax
               and Fixed Charges                  $1,446,232     $1,480,672   $1,444,211    $1,334,813   $1,596,020    $1,196,751
                                               ==============    =========    ==========    =========    ==========    =========



     * Fixed Charges

     Interest on Long-Term Debt                     $306,109     $294,894      $305,879     $351,410      $384,422     $286,499
     Amortization of Debt Discount,
       Premium and Expense                            12,049       13,777        13,514       12,584        12,526        9,311
     Interest on Component of Rentals                 18,448       18,442        17,720       17,697        18,783       10,445
     Other Interest                                   17,083       18,400        20,065       49,526        41,823       27,252
                                               --------------    ---------    ----------    ---------    ----------    ---------

            Total Fixed Charges                     $353,689     $345,513      $357,178     $431,217      $457,554     $333,507

Preferred Stock Dividend Requirements                 28,222       26,573        20,595       20,595        22,284       15,527
                                               --------------    ---------    ----------    ---------    ----------    ---------

            Total Fixed Charges + Pref
              Stock Div Requirements                 $381,911     $372,086      $377,773     $451,813      $479,838     $349,034
                                               ==============    =========    ==========    =========    ==========    =========

     Ratio of Earnings to Fixed Charges                 3.79         3.98          3.82         2.95          3.33         3.43


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